SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2Q10 FINANCIAL PERFORMANCE AND LIQUIDITY – PARENT COMPANY

Analysis of Results

It is important to note that all our business lines were chiefly affected by the mergers in 2009.

Net Revenue totaled R$892.5 million in the first half of 2010, versus R$153.0 million in the first six months of 2009, basically reflecting the mergers in the period and the expansion in the subscriber base.

Operating Costs (including total depreciation and amortization) amounted to R$571.6 million in 1H10, against a cost of R$73.6 million in 1H09. As a percentage of net revenue, these costs climbed from 48.1% in 2009 to 64.0% in 2010, mainly as a result of costs related to programming, internet access, call center operations, personnel and benefits, and the period mergers.

Selling Expenses increased from R$32.2 million in 1H09 to R$105.7 million in 1H10. As a percentage of net revenue, these expenses fell from 21.0% in 2009 to 11.8% in 2010.

General and Administrative Expenses climbed from R$40.9 million in 1H09 to R$135.6 million in 1H10, mainly due to higher expenses with IT, personnel in the administrative and billing departments and, in particular, the period mergers.

Other Expenses came to a positive R$0.4 million in 1H10 versus a negative R$1.8 million in 1H09.

Financial expenses increased from R$9.7 million in 1H09 to R$179.6 million in 1H10, chiefly due to the depreciation of the Brazilian real against the U.S. dollar during the first half of 2010, leading to an exchange variation loss in dollar-denominated loans, Banco Inbursa, Perpetual Bonds and Global Notes 2020, versus the appreciation of the Brazilian currency in 1H09. This increase was also caused an improved currency hedge result in 2010 in comparison with 2009.

Financial Revenue rose from R$10.8 million in 1H09 to R$53.6 million in 1H10. In addition to the higher cash and cash equivalents as of December 2009, NET began to recognize interest income for the amounts received from Embratel under the IRU agreement.

Liquidity

Gross debt, which includes principal and interest, ended June 2010 at R$1,926.4 million, down by 6% over December 2009. Short-term debt accounted for 2.7% of total debt.

Cash and Cash Equivalents totaled R$570.1 million at the end of June 2010, against R$760.5 million in December 2009. At the close of June 2010, Net Debt stood at R$1,356.2 million, 6% up on the R$1,279.9 million in December 2009.

The Company signed the agreement to adopt Level 2 Special Corporate Governance Practices with the São Paulo Stock Exchange (Bovespa). This listing segment was created to differentiate a select group of companies that commit to adopt special corporate governance practices. The Company’s annual and quarterly financial statements contemplate the additional requirements made by the Bovespa. Pursuant to the Company’s Bylaws, any disputes or controversies arising from or related to its Bylaws, the regulations of the Level 2 Corporate Governance Segment of the São Paulo Stock Exchange (Bovespa), Brazilian Corporation Law and the rules issued by the National Monetary Council, Central Bank of Brazil, Securities and Exchange Commission of Brazil, the regulations of the Bovespa and any other rules applicable to the capital markets in general shall be resolved through arbitration conducted in accordance with the Regulations of the Market Arbitration Chamber instituted by Bovespa (Commitment to Arbitration).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.